UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

iRhythm Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37918	20-8149544
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 8th Street, Suite 600

San Francisco, California 94103

(415) 632-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share, of iRhythm Holdings, Inc.*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On January 12, 2025, iRhythm Technologies, Inc. (“iRhythm”) implemented a new holding company structure in accordance with Section 251(g) of the General Corporation Law of the State of Delaware (the “Holding Company Transaction”) pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 12, 2026 (the “Merger Agreement”), by and among iRhythm, iRhythm Holdings, Inc. (f/k/a LTCM Holdings, Inc.) (”iRhythm Holdings”) and LTCM Merger Sub, Inc., a newly-formed Delaware corporation (“Merger Sub”). Pursuant to the Holding Company Transaction, iRhythm merged with and into Merger Sub, a direct wholly owned subsidiary of iRhythm Holdings, with iRhythm surviving as a direct wholly owned subsidiary of iRhythm Technologies. At the Effective Time (as defined in the Merger Agreement), (i) the separate existence of Merger Sub ceased and (ii) each share of iRhythm’s common stock, par value $0.001 per share (“iRhythm Common Stock”), issued and outstanding immediately prior to the Effective Time, was automatically converted into one share of iRhythm Holdings common stock, par value $0.001 per share, having the same designation, rights, powers and preferences, and qualifications, limitations and restrictions as a share of iRhythm Common Stock immediately prior to consummation of the Holding Company Transaction. The Holding Company Transaction constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of iRhythm under the Exchange Act and does not affect the reporting obligations of iRhythm Holdings, which is the successor to iRhythm under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2026

IRHYTHM HOLDINGS, INC.
(in its capacity as successor registrant to iRhythm Technologies, Inc.)

By:	/s/ Daniel Wilson
	Name:	Daniel Wilson
	Title:	Chief Financial Officer